April 27, 2006

VIA EDGAR AND
FACSIMILE: (202) 772-9218

Donald C. Hunt
Attorney-Advisor
Division of Corporation Finance
Mail Stop 6010
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Harbin Electric, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed January 30, 2006
File No. 333-131052

Dear Mr. Hunt:

Please find below the responses of Harbin Electric, Inc. (the “Company”) to the Staff’s comments on Amendment No. 1 to the above referenced Registration Statement as set forth in its letter dated February 24, 2006 directed to Barry Raeburn, Agent for Service for the Company. For your convenience, we are delivering to your office “marked to show changes” copies of Amendment No. 2 to the Registration Statement, comparing Amendment No. 2 with the previous submission.

Please note that the numbered responses below correspond to the numbered comments in the Staff's letter.

Fee Table

1.
We note the reference in footnote (2) to the fee table that you are purporting to register pursuant to Rule 416 a number of additional shares of common stock issuable upon the exercise of warrants. Please note that Rule 416 only provides for the registration of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions. Please revise footnote (2) to the fee table to track the language of Rule 416 and revise your fee table to separately identify those shares of common stock to be sold by selling securityholders upon the exercise of warrants.

Response: The fee table has been revised to reflect the registration of 2,320,000 shares of the Company’s common stock, which amount includes (a) up to 480,000 shares of common stock issuable upon exercise of options and (b) up to 240,000 shares that may be issuable in connection with certain performance guarantees. Footnote (2) to the fee table has been modified to provide separate identification, as well as to track the language of Rule 416.

Prospectus Summary, page 2

Overview, page 2

2.	Please revise your disclosure here and elsewhere in the prospectus, as appropriate, to disclose the jurisdiction where your “domestic patents” are held.

Response: The disclosure on page 2 of the prospectus has been revised to clarify that the Company’s patents are held in China.

3.	Please tell us what criteria you used to select the industry segments identified in the penultimate sentence of this paragraph. We may have further comments based upon your response.

Response: The Company has revised the disclosure on page 2 of the prospectus to eliminate references to industry segments and clarify that its business services a wide range of customers.

4.
Please provide us with objective support for your statement that “[y]our LMs represent an improvement over traditional electric motors based on design, energy output, energy efficiency and precision movement.”

Response: The disclosures have been revised to clarify that this statement is based on the Company’s beliefs. The Company believes this for a number of reasons. In terms of design, a linear induction motor induces a magnetic field to convert electrical energy without the ground friction generally present with the use of a typical rotary motor and thus operates more smoothly and quicker than the typical rotary motor, which is the basis for most traditional electric motors used in industrial applications today. In terms of energy output, energy efficiency and precision of movement, the design of the linear induction motor eliminates the conversion of rotary to linear motion, which is a major source of positioning error. This results in a higher level of performance in accuracy, resolution, repeatability and speed. In addition, a linear motor offers the same vehicle movement and positioning features without the use of pneumatic stops, belts, pulleys or gears, resulting in less maintenance and a reduction in down-time. By way of example, the Company supplementally encloses with this letter a copy of an article from The American Society of Mechanical Engineers (1998) examining the use of linear motors and the advantages of linear motors over more traditional systems.

Background of the Company, page 2

5.
In an appropriate section of the prospectus, please clearly disclose the relationship of the various entities in your corporate structure, using a chart if appropriate. In addition, please disclose the material terms of and reasons for the August 31, 2004 and January 24, 2005 corporate transactions between HTFE, TFI and Torch referenced on page 3.

Response: The Company has revised the disclosure on page 2 of the prospectus to more clearly and succinctly describe the relationship of the Company and its subsidiaries. In addition, the Company has expanded its disclosure on page 3 of the prospectus to provide a more detailed description of the material terms of the transaction that result in the Company’s current structure.

6.	Please disclose the consideration received by Torch shareholders in connection with the merger referenced on page 3.

Response: As noted in the Company’s response to Comment #5 above, the Company has expanded its disclosure on page 3 of the prospectus to provide a more detailed description of the materials of the transactions that resulted in the Company’s current structure.

Risk Factors, page 4

7.
We note that you currently have approximately 16,600,451 shares of common stock issued and outstanding. If true, please add a risk factor that addresses the fact that your Articles of Incorporation authorize the issuance of 100,000,000 shares of common stock, that authorized but unissued shares may be issued without further shareholder approval and that these shares may be granted rights and preferences that are greater than those of common shares being offered pursuant to this prospectus.

Response: In response to the Staff’s comment, the Company has added a risk factor on page 6 of the prospectus entitled “We may issue substantial amounts of additional shares of our common stock without obtaining shareholder approval.” The Company supplementally advises the Staff that, because the only authorized but unissued shares are common stock rather than “blank check preferred stock”, such shares may not be issued with rights and preferences with rights and preferences that constitutionally are greater than the shares offered pursuant to the prospectus.

We depend on the supply of raw materials . . . , page 5

8.
Please disclose the material risks presented by the potential loss of a key supplier of raw materials, including, if applicable, disruptions to your manufacturing operations and difficulty identifying alternative sources of raw materials. Also please file any material customer or supplier agreements.

Response: The suggested disclosure regarding possible risks associated with the potential loss of a key supplier has been included on page 5 of the prospectus. Notwithstanding the inclusion of such risk factor, the Company believes that alternative sources are readily available in the event of the loss of a key supplier, as noted on page 25 of the prospectus. The Company also supplementally advises that the Staff that, in its view, there are no material customer or supplier agreements required to be filed with the Registration Statement.

Capital outflow policies in the People's Republic of China . . . , page 6

9.
Please identify the regulations referred to in this risk factor and, if material, describe them in an appropriate section of your prospectus. Describe situations where this would adversely affect your stockholders in the U.S.

Response: The Company has added the requested disclosure under the heading “PRC Regulations” on page 27 of the prospectus and included a cross reference to such section in the above-described risk factor.

Fluctuation of the Renminbi . . . , page 6

10.
We note your disclosure that “since 1994, the official exchange rate of the conversion of Renminbi to United States dollars has generally been stable.” Disclose the material risks to your results of operations that could result the PRC government's recent decision to unlink the value of the yuan from the U.S. dollar.

Response: The disclosure has been revised as requested on page 7 of the prospectus.

The Sale of Material Amounts of Our Common Stock . . . , page 8

11.	Please tell us where you filed the Subscription Agreement (and any related transaction documents) referenced in this risk factor. We may have additional comments.

Response: The Company supplementally advises the Staff that references to a Subscription Agreement were in error and have been deleted. The relevant documents (a Registration Rights Agreement, Common Stock Purchase Agreement and Option Agreement) are filed as Exhibits 10.1, 10.2 and 10.3, respectively, to the Registration Statement.

12.	In a separate risk factor, quantify the amount and percentage of common stock held by your officers and directors and the risks related to this degree of voting control.

Response: A risk factor regarding the voting control of the Company’s officers and directors in light of their beneficial ownership of the Company’s common stock has been included on page 6 of the prospectus.

Use of Proceeds, 9

13.	Please quantify the proceeds you would receive assuming full exercise of the selling securityholder warrants.

Response: The Company supplementally advises the Staff that the securities referenced in this section were, rather than warrants, options to purchase an aggregate of 480,000 shares of common stock at $3.50 per share. Assuming full exercise of such options, the proceeds to be received by the Company would be $1,680,000. In addition, disclosure describing these options has been added to page 10 of the prospectus.

14.
We note your disclosure that “we anticipate that any net proceeds from the sale of securities that we may offer under this prospectus.” Please revise your disclosure to clarify that you are not offering any securities under this prospectus.

Response: The disclosure has been revised to clarify that the Company is not offering any of the securities under this prospectus on page 10 of the prospectus.

Selling Security Holders, page 9

15.	Briefly describe the transaction(s) that resulted in the issuance of the shares held by the selling shareholders, including the consideration paid.

Response: The disclosure has been revised to describe the transaction that resulted in the issuance of the securities being registered for resale on page 11 of the prospectus.

16.
Please tell us whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer. Any selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter and is not eligible to rely on Rule 144 promulgated under the Securities Act. In addition, each selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the selling shareholder is able to make the following representations in the prospectus:

•	The selling stockholder purchased the shares being registered for resale in the ordinary course of business, and

•	At the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise accordingly.

Response: The Company supplementally advises the Staff that, based on information provided by the Selling Stockholders, at the time of purchase, the Selling Stockholders purchased the shares being registered for resale in the ordinary course of business and none had entered into any agreements or understandings with any person to distribute the securities being registered for resale.

17.	Please identify the natural persons who beneficially own the shares held by the entities named in the Selling Stockholders table.

Response: The disclosure on page 12 of the prospectus has been revised to identify names of natural persons, where available.

Directors, Executive Officers, Promoters and Control Persons, page 9/12

18.	Please revise your disclosure to clarify the business experience of Tianfu Yang, Tianli Yang and Zedong Xu during the past five years.

Response: The disclosure on page 15 of the prospectus has been revised to clarify the business experience of Messrs. Yang, Yang and Xu during the past five years.

Security Ownership of Certain Beneficial Owners, page 15

19.
We note your disclosure in footnote (2) to the table. Please confirm to us that your beneficial ownership calculation includes all shares underlying stock options that meet the definition of beneficial ownership (i.e., that the calculation includes options that vest within 60 days).

Response: The disclosure on page 18 of the prospectus has been revised to clarify that the calculation as to beneficial ownership includes all shares underlying stock options that are exercisable within 60 days of the specified date.

Description of Securities, page 16

20.	Please reconcile your disclosure in the first paragraph of this section that you have authorized 5,000,000 shares of preferred stock with Article 4 of your Articles of Incorporation.

Response: The disclosure on page 20 of the prospectus has been revised to eliminate any references to having authorized preferred stock.

Organization, page 17

Merger Agreement, page 17

21.
Reconcile your disclosure in the last paragraph of this section and on page F-15 that on January 26, 2005 you declared a one-half share dividend with your disclosure on pages 3, 19 and F-10 that you declared a one and one-half share dividend.

Response: The disclosure has been revised in all such instances to state that a dividend of one-half share was declared.

Description of Business, page 18

22.	Revise the last paragraph under this caption to explain and identify your “next level entities.”

Response: The disclosure on page 21 of the prospectus has been revised to remove references to “next level entities” and instead refer to its direct and indirect wholly-owned subsidiaries.

Products and Services, page 21

23.
We note references on page 2 to the fact that your products service the oil services, factory automation, automotive, construction machinery, packaging and mass transportation systems industries. Expand your business section to disclose how your products service the identified industry segments. For example, which of your products are used in the automotive and mass transportation industries, and how are they used?

Response: The disclosure on page 23 of the prospectus has been revised to clarify that the Company products are mainly used in factory automation, packaging and the oil industries.

24.
Please avoid the use of terms that are likely to be unfamiliar to investors who might not work in your industry. Please define terms such as stator, way system, backlash, windup, linear asynchronous motor, armature and other industry terms.

Response: The disclosures throughout the prospectus have been revised to avoid unfamiliar industry terms or, where they continue to be used, to indicate the general meaning of such terms.

25.	Revise the second paragraph to disclose what you believe to be the “premium segments” of the industrial motor markets.

Response: The disclosure on page 23 of the prospectus has been revised to eliminate references to “premium segments”.

26.
Please revise your disclosure to clarify the differences between your flat linear asynchronous motor series and your flat three-phase linear asynchronous motor. We note that they appear to be used for identical applications.

Response: The disclosure has been revised to clarify that the primary difference between these two products is that the flat linear asynchronous motor series is self-cooled using the ambient environment while the flat three-phase linear asynchronous motor utilizes forced ventilation on page 23 of the Registration Statement.

27.	We note your reference on page 31 “certification of our new products.” Please disclose the certification processes for products in your industry.

Response: The Company supplementally advises the Staff that its products do not require any governmentally-regulated certification process and that the statement regarding “certification of our new products” described internal verification of the Company’s products to its customer specifications. The disclosure on page 23 of the prospectus has been revised to eliminate that reference.

Intellectual Property, page 24

28.	Please revise to disclose which of your products incorporate technology covered by your patents. Please also describe the nature and duration of each patent.

Response: The disclosure on page 25 of the prospectus has been revised to provide more detailed information as to the relevant patents.

Research and Development, page 24

29.	Please disclose the terms of all material research and development projects and file any material agreements.

Response: The Company supplementally advises the Staff that it currently has no material research and development projects.

Management Discussion and Analysis, page 25

Significant Accounting Policies — Revenue Recognition, page 27

30.
Critical accounting policy disclosure should provide insight about complex judgments, estimates and uncertainties that underlie your key accounting policies. That information should generally expand upon and not merely repeat your basic accounting policies. The revenue recognition discussion does not achieve the objective of the disclosure since it is essentially a factual statement of the basic policy. Please revise to make disclosure about complex estimates, judgments and uncertainties associated with your revenue practices and about the susceptibility of those estimates and judgments to change. Refer to FR-60 and Exchange Act release 34-48960 for guidance.

Response: The Company supplementally advises the Staff that the Company has not experienced significant product returns or warranty costs. Therefore, the Company does not believe that its revenue recognition policy would require significant estimates or judgment about products returns or warranty claims. The majority of the Company’s sales are “custom products” which are manufactured according to a customer’s technical requirements and specifications. Typically, the Company would launch into production after it has received design approval and the signed supply contract from the customer.

31.	In this regard, we also note your revenue recognition policies are in compliance with SAB 101. Please confirm that your policies are in compliance with SAB 104. Revise as necessary.

Response: The disclosure on page 29 of the prospectus has been revised with respect to the Company’s revenue recognition policies to state that they are structured to be in compliance with SAB 104.

Three Months Ended September 30, 2005 Compare to Three Months Ended September 30, 2004

32.
Revise to provide all disclosures specified by Item 303 (b) of Regulation S-B. Explain the reasons for any significant changes in line items of the balance sheets, income statements and/or cash flow statements daring the periods for which financial statements have been presented. In this regard, where changes in line items are the result of more than one factor and/or offsetting factors, the impact of each individually significant factor should be quantified to the extent practicable. Apply this comment throughout MD&A as applicable.

Response: The Company has updated the financial statement disclosure throughout the prospectus to relate to calendar year rather than interim period reporting. The Company notes the Staff’s comments and has incorporated them in the revised MD&A discussion.

Market for Common Equity . . . , page 33

33.	Please reconcile the disclosure here that you “have not paid any dividends on [y]our common stock” with your disclosure elsewhere in the prospectus that you issued a stock dividend in January 2005.

Response: The disclosure on page 34 of the prospectus has been revised to clarify that the Company has not paid any cash dividends.

Executive Compensation, page 34

34.	Please confirm that the table reflects compensation paid for all services rendered in all capacities to the registrant and its subsidiaries.

Response: The Company supplementally advises the Staff that the table reflects compensation paid for all services rendered in all capacities to the Company and its subsidiaries.

Financial Statements, page F-1

35.	The financial statement should be updated, as necessary, to comply with Item 310(g) of Regulation S-B at the effective date. Please revise to comply or tell us why such update is not required.

Response: The financial statements throughout the prospectus have been updated to be in compliance with Item 310(g) of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page F-2

36.
We note from your January 30, 2006 letter that you have asked your accountants, Kabani & Company, Inc. to contact the Accounting Branch to discuss the matters referred to in the second paragraph of our January 20, 2006 letter. We have not been contacted by your auditors, therefore we reissue the comment.

We note that your corporate headquarters is located in Harbin, China, you are incorporated in the state of Nevada and your accountants are located in California. Please explain how your auditors were able to conduct the audit. Specifically, tell us where your accounting records are located, where the audit fieldwork was performed (including who performed that fieldwork), and whether any fieldwork in China was performed by employees of your US based auditors. Also, identify the language in which your accounting records are maintained and on what basis of GAAP. If the accounting records and supporting documents are in other than English, tell us how your auditors were able to read those documents. Describe your company's internal expertise in US GAAP, if your underlying accounting records are not maintained according to US GAAP; tell us who converted those records to US GAAP. We may have additional comments after reviewing your response.

Response: The Company understands that Mr. Hamid Kabani and Mr. Ahmed Mohidin of Kabani & Company, Inc., have left voicemail messages with the Staff and are prepared to discuss the matters referred to in this Comment 36. The Company respectfully requests that the Staff contact Mr. Kabani or Mr. Mohidin of Kabani & Company at (310) 694-3590 at the Staff’s convenience.

The Company’s accounting records are kept at its office in Harbin, China. The accounting records are maintained in Chinese and are structured to be in compliance with U.S. GAAP requirements. The Company’s auditors, Kabani & Company, Inc., employ a Chinese-conversant staff at Kabani’s Los Angeles office. Also, Kabani utilizes services of its affiliate, Topson Accounting Corporation (which is PCAOB registered) in China, to conduct the field work of the audit, under PCAOB standards. The full audit, including planning process, audit program, supervision of field work and review of the workpaper file is controlled by the staff at Kabani’s Los Angeles office. Kabani also sends the Chinese staff to visit the Company’s location during the audit to monitor the field work.

37.
We note the audit report refers to “Tech Full International, Inc. and subsidiaries” not “Harbin Electric, Inc.” Since the historical financial statements presented are those of Harbin Electric, Inc., please have your auditors revise their audit report or tell us why such revision is not appropriate. Also, we note the audit report provided covers the balance sheet for the year ended December 31, 2003, which is not included in your Form SB-2. Revise to provide this period or have you auditor delete the reference in the audit report.

Response: As a result of updating the financial information presented in the prospectus, the Company has included a revised audit report that relates to the financial position of the Company as of December 31, 2005 and the results of operations and cash flows for the years ended December 31, 2004 and 2005. The revised audit report, which is set forth on page F-1 of the prospectus, refers to Harbin Electric, Inc. and its subsidiaries.

Consolidated Balance Sheet for the period ended September 30, 2005, page F-3

38.	Given the significant increase in property, plant and equipment, please revise to disclose the balance and depreciation methods and periods for each major class of depreciable assets.

Response: The Company has revised on page F-9 of the prospectus the disclosure in footnote 2 under the heading “Property and Equipment” to include the required information in its financial statements for the period ended December 31, 2005.

Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, page F-9

39.
Revise to disclose the effect of exchange rates on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period. Refer to SFAS 95, paragraph 25.

Response: The Company supplementally advises the Staff that it believes that the effect of exchange rates on cash balances for the year ended December 31, 2004 was not material, as stated in the footnotes, because up to July of 2005, the Chinese RMB was more or less pegged to the U.S. dollar at around 8.024 RMB to one U.S. dollar and, for this reason, disclosure regarding such an immaterial effect would not be helpful to an investor.

40.	Revise to present borrowings and repayments on the related party loans on a “gross” basis, or tell us why the current presentation is appropriate. Refer to paragraph 13 to SFAS 95.

Response: The Company supplementally advises the Staff that related party loans represent advances from a related party in 2003 of $395,360 and advances to a related party of $189,051 in 2004. These have been recorded on a gross basis and are due on demand.

Notes for the Period Ended September 30, 2005

Note 1. Organization and Description of Business, page F-10

41.
We see that on August 24, 2004, Tech Full International acquired Harbin Tech Full Electric Co., Ltd. through a reverse merger recapitalization. Tell us how you accounted for this transaction and the accounting literature upon which you relied.

Response: The Company supplementally advises the Staff that, as discussed in the footnotes appearing on page F-7 of the prospectus, Tech Full International (“TFI”) acquired 100% of the outstanding shares of Harbin Tech Full Electric Co., Ltd (“HTF”). As a result of the merger, (i) HTF’s shareholders became the majority owners of TFI, (ii) HTF was the accounting acquirer, which resulted in a recapitalization of HTF and (iii) TFI did not have any significant assets or liabilities. The accounting literature applied was paragraph 17 of FAS 141 and the related SEC rules.

42.
In this regard, explain in greater detail how you valued and recorded the merger between Torch Executive and TFI. If Torch was purely a public shell, we would have expected you to measure the cost of the acquisition by the value of Torch's net tangible assets. However, if Torch was not a shell, we would have expected you to record the transaction at the fair market value of Torch's outstanding shares at the date of acquisition. Please advise and explain and support the entries that you recorded in connection with the merger.

Response: The Company supplementally advises the Staff that Torch was a public shell company with no revenue and essentially no assets at the time of acquisition and, therefore, as stated in the footnotes, the financial statements of legal acquiree (in this case, Torch) were viewed not to be significant and pro forma financial information were thus not submitted.

Joint Venture with Baldor Electric Company, page F-11

43.
Please revise your prospectus to include the disclosure required by Item 404 of Regulation S-B, including disclosure regarding the Baldor Electric Company Joint Venture referenced here, and file these agreements as exhibits to this registration statement.

Response: As noted in footnote 1 to the audited financial statements, appearing on page F-7 of the prospectus, the Company supplementally advises the Staff that the proposed Baldor Electric Company Joint Venture never materialized.

Note 7. Shareholder's Equity, page F-15

44.
We note that as part of the private placement of 1,600,000 shares of common stock, you also issued a warrant to purchase 480,000 shares of common stock at $3.50 per share. Tell us and revise the filing to disclose the significant terms of the warrant including the registration rights and penalties associated with the underlying shares of the warrant. Also, please tell us and revise the filing to disclose how you accounted for, valued and classified the warrants and the associated registration rights. Refer to EITF 00-19, EITF 05-04 and SFAS 129 as applicable.

Response: Please see the revised disclosure in footnote 8 to the audited financial statements, appearing on page F-13 of the prospectus.

Note 8. Stock Options, page F-16

45.	Revise to include a description of the method and significant assumptions used during the year to estimate the fair value of options. Refer to paragraph 47(c) of SFAS 123.

Response: The disclosure has been revised in footnote 9 to the audited financial statements, appearing on page F-15 of the prospectus.

Note 13. Earnings per Shares, page F-19

46.
In a reverse merger, accounted for as a recapitalization, earning per share for periods prior to the merger are restated to reflect the number of equivalent shares received by the acquiring company. It is not clear whether weighted average shares have been determined in this manner. Either revise or explain to us why weighted-average shares (for all periods) are correct. Refer to SAB Topic 4D for guidance.

Response: The Company supplementally advises the Staff that, at January 1, 2004, Harbin Tech Full Electric Co., Ltd. (“HTFE”) had 1,500 shares outstanding. No other share issuance took place in 2004. HTFE shareholders received 8,000,000 shares of Tech Full International, Inc. (“TFI”) for all of its shares outstanding at January 24, 2005. Therefore, for the year ended December 31, 2004, the weighted average shares used were 8,000,000. Following a 1.5 for 1 share split, which resulted in a stock dividend payment of 0.5 share, 12,000,000 shares would have been outstanding for 2004. The earnings per share data for the year ended December 31, 2004 has been revised, and the weighted average shares for 2005 have been revised taking in to account the shares issued in the reverse acquisition as well as the stock split discussed above.

Note 15. Related Party Transaction, page F-19

47.
Please explain how you accounted for the transfer of shares under the joint venture agreement with Balder Electric Company. Specifically tell us how the transaction was recorded and valued and provide your basis in GAAP for the accounting applied. Also, explain how you accounted for the subsequent reduction in the shares issued.

Response: The Company supplementally advises the Staff that the joint venture transaction represents a transfer of assets between entities under common control. FAS 141, paragraph D11-D12 and EITF 90-5 indicate that assets and liabilities transferred between entities under common control should be accounted for at carrying amount in the books of the transferring entity. Accordingly, the transfer of shares was recorded at the carrying amount of the Joint Venture in the books of the related party. No adjustment was made to the recorded amount for the subsequent reduction in the shares issued.

Notes for the Fiscal Year Ended December 31, 2004

Note 1. Organization and Description of Business, page F-21

48.	We note that the business license of HTFE is from August 17, 2004 to December 31, 2008. Please explain what will happen when the business license expires on December 31, 2008.

Response: The Company supplementally advises the Staff that it has renewed its business license, which now is scheduled to expire on March 30, 2055.

Note 2. Summary of Significant Accounting Policies, page F-21

49.	With respect to warranties, provide disclosure under FIN 45 or tell us why such disclosure is not required.

Response: The Company supplementally advises the Staff that it believes that disclosure regarding the warranties is not required because its warranty expense to date has not been significant.

Revenue Recognition, page F-24

50.
We see from your disclosures on page 21 that the majority of your sales are “custom products.” Tell us and revise to address customer acceptance protocols and post shipment obligations, including installation. Tell us in detail, how you comply with SAB 104 and EITF 00-21 as it relates to post shipment obligations.

Response: The majority of the Company’s sales are “custom products” which are manufactured according to a customer’s technical requirements and specifications. Typically, the Company would launch into production after it has received design approval and the signed supply contract from the customer.

The Company typically manufactures these custom products to be in compliance with the customer’s requirements. The Company will then only ship the products that pass a quality inspection. If there are errors to the products caused by the technical parameters and size information provided by the customer, then the customer would bear the consequences of these errors. On the other hand, if the products are faulty due to the Company, then the Company would exchange these products for free.

Generally, the “custom products” will be installed by the customer. The Company has no duty to install. If the customer specifically requests the Company’s assistance with installation, the Company will provide the technical service on site for a fee. In addition, the customer is responsible for any costs and expenses incidental to the installation.

When a product has left the Company’s facilities for shipment, it will have satisfied the requirement for recognizing the sales revenue. At that point, all propriety, and the risks associated with it, of the products transfers onto the purchaser. The Company’s revenue recognition policies are designed to be in compliance with Staff Accounting Bulletin (“SAB”) 104.

The Company does not believe that EITF 00-21 (relating to revenue arrangements with multiple deliverables) is applicable because the Company’s revenue transactions do not involve multiple deliverables. In cases where installation is part of the sales arrangement, a separate price/fee is quoted and accounted fro when the installation service is performed. In addition, the Company has no other post shipment obligation other than for defective products in the normal course of business as discussed above.

51.
As a related matter please tell us and revise to describe the “other significant obligations” that you are referring to in your revenue recognition policy. Tell us and disclose what types of transactions and arrangements require you to defer recognizing revenue and at what point all of the requirements for revenue recognition are satisfied.

Response: The Company supplementally advises the Staff that in the supply contracts with its customers, the Company typically stipulates that when the products leave its factory for shipment, the Company’s obligations are limited to on-site installation obligations, if specifically requested by the customer. There are no “other significant obligation” for products that have left the Company’s factory for shipment. There are no arrangements that would require the Company to defer recognizing revenue.

52.
If shipping and handling fees and/or costs are material, please quantify these revenues and costs and explain how they are classified in the statement of operations. Refer to EITF 00-10 in your response.

Response: The Company supplementally advises the Staff that shipping and handling costs are shown as cost of sales and the Company does not charge shipping and handling fee to the customers. Because the Company does not charge the customer for shipping and handling, there is no revenue to disclose.

53.	If significant, please specifically address revenues from warranty contracts and/or from design, integration, support, repair or other service activities in your footnote.

Response: The Company supplementally advises the Staff that it has no revenue from warranty contracts and/or from design, integration, support, repair or other service activities.

Income Taxes, page F-24

54.
We note the disclosure in your revenue recognition policy that you are required to charge a 17% value-added tax to all products sold in China. We also see that you offset this amount with the value-added tax paid on materials and other purchased products. Please tell us the accounting literature which supports your right of offset on the value-added tax asset and liability. Additionally, please revise the filing to disclose the amount of value-added taxes collected and paid for each period presented, as well as how the tax is accounted for and whether (and how) that tax is impacted by the tax holiday.

Response: The Company supplementally advises the Staff that, as discussed with Ms. Angela Crane of the Staff, the requested disclosure has been included on page F-9 of the prospectus.

55.
We see you are subject to a tax holiday in China until June 30, 2006. Please revise the note to include the dollar and per share effects of the holiday as required by SAB Topic 11(c). Additionally, please tell us the following:

•	Whether you have any significant deferred tax assets or liabilities that relate to jurisdictions not covered under the tax holiday.

•	Whether you have any long-term deferred tax assets or liabilities in China that will exist once the tax holiday expires.

Response: The Company supplementally advises the Staff that, as discussed with Ms. Angela Crane of the Staff, the requested disclosure has been included on page F-11 of the prospectus.

Note 7. Supplemental Disclosure of Cash Flows, page F-28

56.
We note the issuance of shares of common stock to a related party in exchange for a subscription receivable. We also note the disclosure on page F-15, that you have “completed the process of acquiring the plant facility in exchange for the subscription receivable in the beginning of year 2005.” Please tell us more about this transaction, specifically the relationship of the related party to you, the basis of the assets acquired, and the method used to value the common stock issued.

Response: The Company supplementally advises the Staff that, as discussed with Ms. Angela Crane of the Staff, the requested disclosure has been included on page F-19 of the prospectus.

Note 10. Employee Pension, page F-29

57.
Please revise the filing to disclose whether you are responsible for the 20% of employees' salary for 2003 and 2004. If so, please revise the filing to disclose the amount of the accrual for these contributions, if material.

Response: The Company supplementally advises the Staff that, as discussed with Ms. Angela Crane of the Staff, the requested disclosure has been included on page F-17 of the prospectus.

Note 11. Major Customers and Vendors, page F-29

58.	Significant purchase commitments or obligations under non-cancelable long-term contracts should be disclosed, if applicable. Revise or advise.

Response: The Company supplementally advises the Staff that, as discussed with Ms. Angela Crane of the Staff, the requested disclosure has been included on page F-13 the prospectus. In addition, the Company does not have any significant deferred tax assets or liabilities for any other tax jurisdictions not covered by the tax holiday as we do not have any operations other than in the Peoples Republic of China. It also does not have any other long term deferred tax asset or liability in China that will exist after the tax holiday expires.

Part II

Item 26. Recent Sales of Unregistered Securities, page 35

59.
Please disclose the information required by Item 701 of Regulation S-K regarding all applicable transactions, including those transactions referenced under the heading “Shareholder's Equity” on pages F-15 and F-16.

Response: The disclosure regarding the issuance .of unregistered securities has been revised on page II-1 of the Registration Statement

Signatures

60.
We note that your registration statement was not signed by any individuals in their capacity as directors. The instructions for signatures to Form SB-2 states that the registration statement must be signed by at least a majority of the board of directors, in their capacity as such. In subsequent amendments, please include the appropriate signatures.

Response: The Company supplementally advises the Staff that Amendment No. 2 to the Registration Statement has been signed by at least a majority of the board of directors in their capacities as such.

Exhibits

61.	Please file all exhibits required by Regulation S-B Item 601, including the list of subsidiaries required by Item 601(b)(21).

Response: The Company has included a list of subsidiaries to be filed as part of the Registration Statement. The Company supplementally advises the Staff that that there are no other items to its knowledge required to be filed as exhibits pursuant to Item 601 of Regulation S-B.

62.	We note that you have filed several “forms of” undated and unsigned exhibits. Please file the signed and dated exhibits.

Response: The “forms of” undated and unsigned exhibits have been supplemented with dated and executed versions of those exhibits.

Exhibit 5.1

63.
We note that some of the shares of your common stock you seek to register pursuant to this registration statement were previously issued. Please file a legal opinion with respect to those shares that does not contain an assumption regarding issuance “in accordance with the terms and conditions set forth in the registration statement.”

Response: A legal opinion that does not contain the above-described assumption is to be filed with this Registration Statement.

Schedule 13D

64.
We note that First Wilshire Securities Management, Inc., filed a Schedule 13D in September, 2005, as beneficial owner of 1,016,782 shares. Please advise why it is not identified in the beneficial ownership table.

Response: The beneficial ownership table has been revised to include First Wilshire Securities Management, Inc. on page 19 of the prospectus.

The Company hereby acknowledges that:

•	the Company is responsible for the accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company many not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses, the enclosures provided herein, or would prefer to organize a conference call to discuss any unresolved matters, please do not hesitate to call me at 215.654.6362.

Very truly yours,

By:	/s/ Barry Raeburn
Barry Raeburn

Enclosure
cc:

Robert M. Smith, Reed Smith LLP